Exhibit 99.3

[•], 2024

Swepco Storm Recovery Funding, LLC

428 Travis Street

Shreveport, Louisiana 71101

Southwestern Electric Power Company

1 Riverside Plaza

Columbus, OH 43215-2373

Re:	SWEPCO Storm Recovery Funding, LLC – Louisiana Constitutional Issues Opinion

Ladies and Gentlemen:

We have acted as counsel to Swepco Storm Recovery Funding, LLC, a Louisiana limited liability company (the “Issuer”) and Southwestern Electric Power Company, a Delaware corporation (the “Utility”), in connection with the following (collectively the “Transaction”):

(a) the issuance of Order No. U-36174-B (Second Corrected) (the “Financing Order”) approved by the Louisiana Public Service Commission (the “LPSC”) on June 19, 2024, and issued on July 3, 2024,1 pursuant to the Louisiana Electric Utility Storm Recovery Securitization Act, La. R.S. 45:1226-1240 (the “Securitization Act”) and other constitutional and statutory authority;

(b) the sale of the rights and interests of the Utility in and to certain storm recovery property as defined in and created under the Securitization Act and the Financing Order to the Issuer pursuant to that certain Storm Recovery Property Sale Agreement, dated as of _________, 2024 between the Utility and the Issuer (the “Sale Agreement”); and

(c) the concurrent issuance of debt securities (the Issuer’s Series 2024-A Senior Secured Storm Recovery Bonds) (the “Bonds”) by the Issuer secured by (among other things) a security interest in the storm recovery property pursuant to that certain Indenture dated as of ______ 2024 (collectively, the “Indenture”), between the Issuer and U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, a national banking association, in its capacity as indenture trustee acting on behalf of the holders of the Bonds (the “Bondholders”), and U.S. BANK NATIONAL ASSOCIATION, a national banking

[1]

LPSC Order U-36174-B dated July 3, 2024, was subsequently corrected on October 18, 2024, with footnote 1 of the Financing Order (Second Corrected) stating: “This Order is being corrected to correct item numbering and fix section headings which were inadvertently left off the previously issued order.” Unless otherwise noted, LPSC U-36174-B (Second Corrected) shall be referred to as the “Financing Order” in this opinion. This Financing Order, as corrected, remains dated July 3, 2024, and states: “This Order is effective immediately.”

association, in its capacity as a securities intermediary and account bank (the “Securities Intermediary”).

Capitalized terms that are defined in the Indenture but are not defined herein shall have the meanings ascribed to them in the Indenture. The Indenture, the Sale Agreement, the Servicing Agreement, and the Administration Agreement are referred to herein collectively as the “Transaction Documents.”

Opinions Requested

You have requested our opinion as to:

(a) whether the Bondholders could challenge successfully under the “contract clause” of the Louisiana Constitution (Article I, Section 23 of the Louisiana Constitution of 1974, the “Louisiana Contract Clause”), which provides in pertinent part that “[n]o . . . law impairing the obligation of contracts shall be enacted”, the constitutionality of any action by the State of Louisiana, including the LPSC, of a legislative character, including the repeal or amendment of the Securitization Act or the Financing Order, that a reviewing court of competent jurisdiction would determine repeals, amends or violates the Legislative Pledge (as defined below) contained in the Securitization Act or the LPSC Pledge (as defined below) authorized by the Securitization Act and contained in the Financing Order in a manner that substantially reduces, limits or impairs the value of the Bonds or substantially reduces, limits or impairs the Storm Recovery Property or the rights and remedies of the Bondholders (any such event being an “impairment”) prior to the time the Bonds are fully paid and discharged; and

(b) whether, under Article I, Section 4 of the Louisiana Constitution, which provides in pertinent part that “[p]roperty shall not be taken or damaged by the state or its political subdivisions except for public purposes and with just compensation paid to the owner or into court for his benefit” (the “Louisiana Takings Clause”), a reviewing court of competent jurisdiction would find a compensable taking if the State of Louisiana, including the LPSC, takes action of a legislative character that repeals, amends or violates the Legislative Pledge or the LPSC Pledge or takes other action in contravention of either of the Pledges (as defined below) that the court concludes permanently appropriates the Storm Recovery Charges or otherwise substantially reduces, limits or impairs the value of the Storm Recovery Property, the Bonds or another substantial property interest of the Bondholders and deprives such Bondholders of their reasonable expectations arising from their investments in the Bonds (any such event being a “taking”).

You have also requested our opinion as to whether the Securitization Act is constitutional in all material aspects under the Louisiana Constitution.

Assumptions

In connection with rendering the opinions set forth below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of (i) the Sale Agreement, (ii) the Indenture, (iii) the Registration Statement on Form SF-1 of the Utility, as

sponsor, and the Issuer, as issuing entity, (iv) the Securitization Act, (v) the Financing Order, and (vi) such other documents relating to the Transaction as we have deemed necessary or advisable as the basis for such opinions.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. In making our examination of documents, for purposes of this Opinion we have assumed (a) that the parties to such documents have the power, corporate or other, to enter into and perform all obligations thereunder, and (b) the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents, including the Transaction Documents, and the validity and binding effect thereof. We further have assumed for purposes of this Opinion that the Financing Order was duly authorized and issued by the LPSC in accordance with all applicable Louisiana statutes, rules and regulations; the Financing Order and the process by which it was issued comply with all applicable Louisiana statutes, rules and regulations; the Financing Order is in full force and effect and is final and nonappealable; and the Securitization Act was duly enacted by the Louisiana Legislature in accordance with all applicable Louisiana laws and is in full force and effect (which matters are addressed by a separate opinion to you dated of even date herewith).

We have assumed for purposes of this Opinion that any legislation enacted by the Louisiana Legislature or supplemental order adopted by the LPSC impairing the value of the Bonds would constitute a “substantial” modification of the provisions of the Securitization Act or the Financing Order that provide support for the Bonds (and is done without providing full compensation for the Bondholders). The determination of whether particular governmental action of a legislative character constitutes a substantial impairment of a particular contract is a fact-specific analysis, and nothing in this Opinion expresses any opinion as to how a court would resolve the issue of “substantial impairment” with respect to the Bonds in relation to any particular action of a legislative character by the Legislature or the LPSC being challenged.

We have made no independent investigation of the facts referred to herein, and with respect to such facts we have relied, for purposes of rendering the opinions set forth below, and except as otherwise expressly stated herein, exclusively on the statements contained and matters provided for in the Transaction Documents, the Registration Statement, and such other documents relating to the Transaction as we have deemed advisable, including the factual representations, warranties and covenants contained therein as made by the respective parties thereto.

The Financing Order and LPSC Pledge

The Financing Order contains the following Ordering Paragraphs in Section G (the “LPSC Pledge”, and together with the Legislative Pledge collectively the “Pledges”):

50. Irrevocable. After the earlier of the transfer of the storm recovery property to the SPE [the Issuer] or issuance of the storm recovery bonds authorized by this Financing Order, this Financing Order is irrevocable until the indefeasible payment in full of such bonds and the related financing costs. The Commission [LPSC] covenants, pledges, and agrees it thereafter shall not amend, modify, or terminate this Financing Order by any subsequent action, or reduce, impair, postpone, terminate, or otherwise adjust the storm recovery charges approved in this Financing Order, or in any way reduce or impair the value of the storm recovery property created by this Financing Order, except as may be contemplated by a refinancing authorized in strict accordance with the Securitization Act by a subsequent order of the Commission or by the periodic true-up adjustments authorized by this Financing Order, until the indefeasible payment in full of the storm recovery bonds and the related financing costs.

51. Duration. Consistent with Ordering Paragraph 5, this Financing Order and the storm recovery charges authorized hereby shall remain in effect until the storm recovery bonds and all financing costs related thereto have been indefeasibly paid or recovered in full. Consistent with Section 1228(C)(8) [of the Securitization Act], this Financing Order shall remain in effect and unabated notwithstanding the reorganization, bankruptcy, or other insolvency proceedings, or the merger or sale, of SWEPCO [the Utility] or its successors or assigns.

52. Contract. The Commission acknowledges that the storm recovery bonds approved by this Financing Order will be issued and purchased in express reliance upon this Financing Order and the Commission’s covenant and pledge herein of irrevocability and the vested contract right created hereby. The provisions of this Financing Order shall create a contractual obligation of irrevocability by the Commission in favor of the owners from time to time of the storm recovery bonds, and any such bondholders may by suit or other proceedings enforce and compel the performance of this Financing Order against the Commission in accordance with the indenture. It is expressly provided that such remedy as to individual commissioners of the Commission is strictly limited to a claim solely for prospective relief of declaratory and injunctive relief only; there shall be no other cause or right of action for damages or otherwise against the individual commissioners. The purchase of the storm recovery bonds, which reference in their related documentation the covenant and pledge provided in this Financing Order, is acknowledged by the Commission to be adequate consideration by the owners of the bonds for the Commission’s covenant of irrevocability contained in this Financing Order. The Commission acknowledges that it would be unreasonable, arbitrary, and capricious for the Commission to take any action contrary to the covenant and pledge set forth in this Financing Order after the issuance of the storm recovery bonds.

53. Full Compensation. Nothing in this Financing Order shall preclude limitation or alteration of this Financing Order if and when full compensation is made for full protection of the storm recovery charges approved pursuant to the Financing Order and the full protection of the holders of storm recovery bonds and any assignee or financing party.

54. Inclusion of Pledges. The SPE, as issuer of the storm recovery bonds, is authorized, pursuant to Section 1234(C) of the Securitization Act and this Financing Order, to include the State of Louisiana pledge contained in Section 1234 of the Securitization Act and the Commission pledge contained in Ordering Paragraph 50 with respect to the storm recovery property and storm recovery charges in the bonds and related bond documentation. This Financing Order is subject to the State pledge.

As explicitly authorized by the Financing Order and by Securitization Act Section 1234(C), the LPSC Pledge in Financing Order Ordering Paragraph 54 has been included in the Bonds.2

The Legislative Pledge

The Securitization Act contains the following pledge (the “Legislative Pledge”) by the State of Louisiana, for the benefit of Bondholders, defined as a person who holds a storm recovery bond as defined in the Securitization Act:

The state pledges to and agrees with bondholders, the owners of the storm recovery property, and other financing parties that the state will not:

(1)

Alter the provisions of this [Securitization Act] which authorize the commission to create a contract right by the issuance of a financing order, to create storm recovery property, and to make the storm recovery charges imposed by a financing order irrevocable, binding, and nonbypassable charges;

(2)	Take or permit any action that impairs or would impair the value of storm recovery property; or

(3)

Except as allowed under this Section and except for adjustments under any true-up mechanism established by the commission, reduce, alter, or impair storm recovery charges that are to be imposed, collected, and remitted for the benefit of the bondholders and other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the related storm recovery bonds have been paid and performed in full. Nothing in this Paragraph shall preclude limitation or alteration if and when full compensation is made by law for the full protection of the storm recovery charges collected pursuant to a financing order and full protection of the holders of storm recovery charges collected pursuant to a financing order and full protection of the holders of storm recovery bonds and any assignee or financing party.[3]

As explicitly authorized by Securitization Act Section 1234(C), the Legislative Pledge has been included in the Bonds.

[2]

Even absent this statutory language, the Transaction Documents should be regarded as including the terms of the Securitization Act. Franklin California Tax-Free Trust v. Comm. of Puerto Rico, 85 F. Supp. 3d 577, 604 (D. P.R. 2015) (“Franklin”), jurisdiction declined over appeal of district court’s order denying motions to dismiss Contract Clause and Takings Clause claims, and affirmed on other grounds, 805 F.3d 322, 333 (1st Cir. 2015), affirmed on other grounds, 136 S. Ct. 1938 (2016).

[3]

La. R.S. 45:1234(B). The concluding sentence proviso does not undermine the contractual nature of the Legislative Pledge as evaluated below. It merely acknowledges that the Legislative Pledge is not absolute and provides the terms upon which the State’s undertakings therein can be changed. See infra n.17.

Outline of Analysis

If Louisiana were to take action of a legislative character, either by the Louisiana Legislature or the LPSC, including the repeal, rescission or amendment of the Securitization Act or the Financing Order, that a court determines violates either of the Pledges in a manner that substantially reduces, limits or impairs the value of the Storm Recovery Property including the Storm Recovery Charges, such action would raise issues under the Louisiana Takings Clause and the Louisiana Contract Clause. Additionally, with respect to such action by the LPSC, such action would raise questions on direct appeal to Louisiana state courts of arbitrariness, capriciousness, abuse of authority and unreasonableness. The jurisprudence of the Louisiana Supreme Court clearly states that protection of private property, due process, impairment of contracts and similar constitutional concerns are a part of the judicial review process regarding LPSC orders.

We address these issues in the following order:

•	The LPSC’s Powers

•	Irrevocability of the LPSC Pledge

•	Louisiana Takings Clause

•	Louisiana Contract Clause

•	The Louisiana Constitutional Claims on Direct Review

•	Opinion

The LPSC’s Powers

The LPSC is a Constitutionally established entity by the Louisiana Constitution of 1974. It is a Commission in the State’s executive branch given the power and duty by Article IV, Section 21(B) of the Constitution to “regulate all common carriers and public utilities and have such other regulatory authority as provided by law. It shall adopt and enforce reasonable rules, regulations, and procedures necessary for the discharge of its duties, and shall have other powers and perform other duties as provided by law.” The Louisiana Supreme Court has held: “This constitutional provision grants the LPSC ‘broad and independent regulatory powers over public utilities. The LPSC’s jurisdiction over public utilities has been labeled by this court as ‘plenary’.’”4

The LPSC is distinct from the utility commissions in most other states, which are statutory creatures subject to the authority of the respective state legislatures. Because the LPSC is a constitutional entity, the Legislature “may not curtail its constitutional powers.”5 Thus, the LPSC’s broad power in regulating utilities “is as complete in every respect as the regulatory power

[4]

Entergy Louisiana, LLC v. LPSC, 2016-0424 (La. 2017), 221 So.3d 801, 804 (citations omitted) (“ELL”) citing, Entergy Louisiana, LLC v. Louisiana Public Service Comm’n, 08-284 (La. 7/1/08), 990 So.2d 716, 723 (quoting Gulf States Utilities Co. v. Louisiana Public Service Comm’n, 578 So.2d 71, 100 (La.1991), cert. denied, 502 U.S. 1004, 112 S.Ct. 637, 116 L.Ed.2d 655 (1991)); see also Global Tel*Link, Inc. v. LPSC, 1997-0645 (La. 1998), 707 So.2d 28, 33 (citation omitted) (“Global Tel*Link”); accord Opelousas Trust Authority v. Cleco Corp., 2012-0622 (La. 2012), 105 So.3d 26, 36 (“Opelousas”).

[5]	The Daily Advertiser v. Trans-LA, 612 So.2d 7, 10 (La. 1993).

that would have been vested in the legislature in the absence of Article IV, Sec. 21(B),” and “the legislature’s acts or omissions cannot subtract from the Commission’s exclusive, plenary power to regulate all common carriers and public utilities.”6 The LPSC exercises its constitutional function “through the adoption and enforcement of reasonable rules and orders fundamental to these purposes.”7 The LPSC’s plenary regulatory power exists by self-executing constitutional provisions,8 and its “quite broad” powers and functions cause it to perform duties of prosecutor, legislator and judge.9 Further, the Louisiana Constitution explicitly authorizes the Legislature in Article IV, Section 21 to grant to the LPSC other regulatory authority as provided by statute.10

The broad constitutional authority of the LPSC has been recognized by the Louisiana Supreme Court, which has evolved a standard of judicial review deferential to LPSC orders. First, there is a presumption that LPSC orders are legal and proper, and it is the burden of any party challenging an LPSC order to prove that it is arbitrary and capricious.11 Beyond this, the Louisiana Supreme Court has established that: “the orders of the Commission are entitled to great weight, they should not be overturned absent a showing of arbitrariness, capriciousness, or abuse of authority by the Commission. Secondly, courts should be reluctant to substitute their own views for those of the expert body charged with the legislative function of rate-making. Lastly, a decision of the Commission will not be overturned absent a finding that it is clearly erroneous or that it is unsupported by the record.”12 This standard is more deferential than the presumption of regularity usually accorded legislative statutes.13 This deferential standard “extends also to the [LPSC]’s interpretation of its own rules and past orders.”14

The LPSC acts in a legislative capacity in exercising its ratemaking authority. Ratemaking is recognized as a legislative function. Thus the LPSC’s ratemaking orders have statutory effect.15

Irrevocability of LPSC Pledge

Based on our analysis of relevant constitutional, legislative and judicial authority, as set forth in this Opinion, and subject to all of the qualifications, limitations and assumptions set forth in this Opinion, in our opinion the LPSC has the authority to issue and enter into the LPSC Pledge

[6]	Eagle Water, Inc. v. LPSC, 947 So.2d 28, 32-33 (La. 2007); Global Tel*Link, 707 So.2d at 33; Bowie v. LPSC, 627 So.2d 164, 166 (La. 1993) (“Bowie”).
[7]	Global Tel*Link, 707 So.2d at 33 (citation omitted).
[8]	Bowie, 627 So.2d at 166.
[9]	Standard Oil Co. of Louisiana v. LPSC, 97 So. 859, 568 (La. 1923).
[10]	Opelousas, 105 So.3d at 38.
[11]

ELL, 221 So.3d at 805 (citations omitted); Global Tel*Link, 707 So.2d at 33-34 (citations omitted); Vacuum Track Carriers of Louisiana, Inc. v. LPSC, 2008-2340, 12 So.3d 932, 936 (La. 2009); Voicestream GSMI Operating Co., LLC v. LPSC, 943 So.2d 349, 358 (La. 2006) (“Voicestream”).

[12]

Entergy Gulf States, Inc. v. LPSC, 1998-1235 (La. 1999), 730 So.2d 890, 897 (citations and internal quotation marks omitted); Gulf States Utils. Co., 676 So.2d 571 (quoting Central La. Elec. Co. v. Louisiana Pub. Serv. Comm’n, 508 So.2d 1361, 1364 (La. 1987)); see also Charles Hopkins DBA Old River Water Company v. LPSC, 2010-CA-0255 (La. 2010), 41 So.3d 479); Gordon v. Council of City of New Orleans, 9 So.3d 63, 72 (La. 2009); Voicestream, 943 So.2d at 362.

[13]	Dixie Elec. Membership Corp. v. LPSC, 441 So.2d 1208, 1210 (La. 1983); accord Voicestream.
[14]	Entergy Gulf States, Inc., 730 So.2d at 897 (citations omitted).
[15]	Louisiana Power & Light Co. v. LPSC, 377 So.2d 1023, 1028 (La. 1979).

(including the commitment therein regarding irrevocability for the duration of the Bonds). We note that since the 2006 Act of the Louisiana legislature establishing the Louisiana Electric Utility Storm Recovery Securitization Act, La. R.S. 45:1226 et seq, there has been no Louisiana Supreme Court case holding that the LPSC does not have the authority to issue the LPSC Pledge. As presented above, the LPSC’s power to regulate utilities is broad, independent, plenary and complete in every respect on a par with traditional state legislative power. The Louisiana Supreme Court has characterized the constitutional plenary grant of authority to the LPSC as full, entire, complete, absolute, perfect, and unqualified.16 Furthermore, as noted above, under the Louisiana Constitution Article IV, Section 21(B) the LPSC expressly has such other regulatory authority as provided by law, such as the Securitization Act.

Significantly, in the eighteen (18) years since the Louisiana Electric Utility Storm Recovery Securitization Act, La. R.S. 45:1226 et seq, there has been no Louisiana Supreme Court decision challenging the authorization of the LPSC to issue a Pledge in accordance with the Securitization Act. The Securitization Act explicitly authorizes the LPSC to issue the Financing Order with a pledge that the LPSC will not amend, modify or terminate the Financing Order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust the Storm Recovery Charges.17 Thus, in our opinion, with respect to the Transaction, the LPSC has the same power as would be vested in the Louisiana Legislature if not for the constitutional grant to the LPSC in Article IV, Section 21(B) of the Louisiana Constitution to enter into the LPSC Pledge (and the same power to do so as possessed by the legislatures in other states where the public utility commission is not a constitutional entity).

Any action by the LPSC that rescinds or amends the Financing Order or otherwise creates an impairment or taking are most likely to be reviewed in proceedings on direct appeal of such action, as provided in the Securitization Act and the Louisiana Constitution. Such LPSC action and judicial review would require consideration of issues under the general principles for judicial review of LPSC orders, as well as the constitutional analysis under the Louisiana Takings Clause and the Louisiana Contract Clause. Although, as discussed below, analysis of these constitutional issues has generally been addressed by the Louisiana Supreme Court into its overall evaluation of whether an LPSC order should be overturned due to a showing of arbitrariness, capriciousness, abuse of authority or unreasonableness, in order to provide a full understanding of our analysis, we address below each of the constitutional provisions in turn first, before addressing the standard of judicial review of LPSC action and its interaction with constitutional challenges.

Louisiana Takings Clause

The Louisiana Takings Clause provides in pertinent part:

[16]	Daily Advertiser, 612 So.2d at 16 (quoting Black’s Law Dictionary).
[17]

La. R.S. 45:1228(C)(5). The Securitization Act further provides that nothing shall preclude limitation or alteration of the Financing Order if and when full compensation is made for the full protection of the storm recovery charges collected pursuant to the Financing Order and the full protection of the holders of storm recovery bonds and any assignee or financing parties. The equivalent statement is made with respect to the Legislative Pledge. La. R.S. 45:1234(B)(3).

Every person has the right to acquire, own, control, use, enjoy, protect, and dispose of private property. This right is subject to reasonable statutory restrictions and the reasonable exercise of the police power.

Property shall not be taken or damaged by the state or its political subdivisions except for public purposes and with just compensation paid to the owner or into court for his benefit.18

Louisiana recognizes an action for takings arising from State action, i.e., inverse condemnation. This action for compensation arises from the nature of the Louisiana Takings Clause.19 This remedy is available even though the Louisiana Legislature has not provided a specific statutory procedure for such claims.20 This action applies to all taking or damaging of property without just compensation, regardless of whether such property is corporeal or incorporeal.21 The Louisiana Supreme Court has adopted a three-prong analysis to determine whether a compensable taking has occurred: “[i]n accordance with this analysis, the court must: (1) determine if a recognized species of property right has been affected; (2) if it is determined that property is involved, decide whether the property has been taken or damaged in a constitutional sense; and (3) determine whether the taking or damaging is for a public purpose.”22

This standard has been applied in different cases, however, and in many cases the reviewing court has appeared to recognize the second factor—deciding whether the property has been taken or damaged in a constitutional sense—as the dispositive one. Significantly, none of those cases decided under the Louisiana Takings Clause, has considered regulations that affect an incorporeal movable right such as Storm Recovery Property, as opposed to some incorporeal right associated with immovable (real) property. These aspects of the Louisiana jurisprudence, combined with the absence of any actual concrete action to evaluate, makes resolving the hypothetical question presented difficult.

The Louisiana Supreme Court, in resolving inverse condemnation issues, has focused upon the extent to which the State has guaranteed a particular return on investment, and the extent of the taking.23 We note that other Louisiana courts have recognized that where a municipality seeks to condemn a portion of a public utility’s distribution system, there must be a showing that the taking serves a public purpose and is necessary for the public interest, and that the utility is entitled

[18]	La. Const. Art. I, Sec. 4.
[19]	State, Through DOTD v. Chambers Investment Co., Inc., 595 So.2d 598, 602 (La. 1992) (“Chambers”); Tucker v. Parish of St. Bernard, 2010 WL 3283093 (E.D. La. 8/7/2010).
[20]	Chambers, 595 So.2d at 602.
[21]	Id.
[22]	Avenal v. State of Louisiana through DNR, 2003-3521 (La. 2004), 886 So.2d 1085, 1104 (citations omitted) (“Avenal”).
[23]

See Avenal, 886 So.2d at 1106, 1107 (coastal restoration project did not constitute compensable damaging of leases of oyster fishermen where, inter alia, leases did not guarantee commercial viability, and restoration project did not completely and permanently destroy economic value of leases); see also Annison v. Hoover, 517 So.2d 420, 432 (La. App. 1 Cir. 1987) (“We hold that a regulatory program that adversely affects property values does not constitute a taking unless it destroys a major portion of the property’s value.”) (citations omitted); writ denied, 519 So.2d 148 (La. 1988).

to compensation.24 While the Louisiana Supreme Court has not addressed this issue in the context of the Securitization Act or the LPSC Pledge, we note the LPSC has not issued any Order on any prior securitization under the Securitization Act, which reduced the amount of cost recovery in light of a condemnation by a municipality. Other cases, including those concerning the LPSC’s regulation of public utilities, have relied upon the Louisiana Takings Clause being expressly subject to “reasonable statutory restriction and the reasonable exercise of the police power,” to reject inverse condemnations claims based upon a traditional exercise of the police power in a regulated industry.25

The Louisiana Supreme Court has not directly addressed the applicability of the Louisiana Takings Clause within the context of the LPSC’s Pledge in accordance with the Securitization Act. The expectations of the Bondholders regarding the Storm Recovery Property and the Storm Recovery Charges will need to be proven in fact to have been specifically created and promoted by the Pledges. This factor of expectations overlaps with the key factor under the Contract Clauses of reliance by the contracting party on the abridged contractual term. Indeed, we believe the Louisiana Contract Clause would provide a clearer basis for challenging an impairment of the Storm Recovery Property.

Louisiana Contract Clause

The Louisiana Contract Clause provides in pertinent part that: “No . . . law impairing the obligation of contracts shall be enacted.”26 The Louisiana Supreme Court has described this constitutional provision as “virtually identical” and “substantially equivalent” to the Federal Contract Clause.27 Thus the Louisiana Contract Clause is essentially equal to the Federal Contracts Clause and does not represent a more significant limitation. The Louisiana Supreme Court has set forth “the appropriate [Louisiana] Contract Clause standard” in the multiple-step analysis as enunciated by the Supreme Court in Energy Reserves, and discussed in detail above:

Under this four-step analysis, the court must determine whether the state law has, in fact, impaired a contractual relationship. The party complaining of unconstitutionality has the burden of demonstrating, first, that the statute alters contractual rights or obligations. Second, if an impairment is found, the court must determine whether the impairment is of constitutional dimension. Third, if the state regulation constitutes a substantial impairment, the court must determine whether

[24]	Lafayette City-Parish Consol. Government v Entergy Gulf States Inc., 2007-1065 (La. App. 3d Cir 1/30/2008) 975 So.2d 177.
[25]

See, e.g., Louisiana Power & Light Co. v. LPSC, 343 So.2d 1040, 1043 (La. 1977) (“LP&L”) (order inhibiting duplicative utility facilities was a reasonable exercise of LPSC’s constitutional jurisdiction, and therefore not a compensable taking); Belle Co. LLC v. State of Louisiana through DEQ, 2008-2382 (La. App. 1 Cir. 2009), 25 So.3d 847, writ denied, 18 So.3d 1288 and 1291 (La. 2009).

[26]	La. Const. Art. I, Sec. 23.
[27]

Smith v. Board of Trustees, 851 So.2d 1100, 1108 (La. 2003); Concerned Citizens of Eastover, LLC v. Eastover Neighborhood Improvement and Security District, 214 So.3d 156, 161 (La. App. 4th Cir. 2017) (“Eastover”); Morial v. Smith & Wesson Corp., 785 So.2d 1, 12 (La. 2001) (“Morial”); Segura v. Frank, 630 So.2d 714, 728 (La. 1994) (“Segura”); see Insurance Carriers; see, e.g., Metropolitan Life Ins. Co. v. Morris, 159 So. 388 (La. 1935) (applying Home Bldg. & Loan Ass’n v. Blaisdell, 290 U.S. 398 (1934) (“Blaisdell”) to uphold a Louisiana mortgage moratorium law).

a significant and legitimate public purpose justifies the regulation. Fourth, if a significant and legitimate public purpose exists, the court must determine whether the adjustment of the rights and responsibilities of the contracting parties is based upon reasonable conditions and is of a character appropriate to the public purpose justifying the legislation’s adoption.28

The Louisiana Supreme Court has not explicitly addressed the applicability of the Louisiana Contracts Clause within the context of the Securitization Act. It is a fundamental principle that laws existing at the time a contract is entered into are incorporated into and form a part of the contract as though expressly written therein. It is also well established that the value of a contract cannot be diminished by subsequent legislation.29 The repeal of legislation by subsequent legislation is unconstitutional if it impairs the enforcement of the obligations of contracts.30 An obligation of contract is impaired in a constitutional sense if the means by which a contract at the time of its execution could be enforced, that is, by which the parties could be obliged to perform it, are rendered less efficacious by legislation operating directly upon those means.31

The Louisiana Supreme Court has evaluated two Louisiana legislative acts under the Federal and Louisiana Contract Clauses in the context of governmental responses to major hurricanes. In State of Louisiana v. All Property and Casualty Insurance Carriers Authorized and Licensed to do Business in the State of Louisiana,32 the Louisiana Supreme Court exercised its supervisory authority in an expedited manner to find the two 2006 Louisiana legislative acts at issue constitutional. In response to Hurricanes Katrina and Rita, the Louisiana Legislature enacted two statutes which extended the prescriptive period (statute of limitations) within which Louisiana citizens could file certain claims under their insurance policies for losses occasioned by those hurricanes from one year to (essentially) two years, i.e., a one year extension. The Louisiana Attorney General filed suit seeking a declaratory judgment as to the constitutionality of the legislative acts. The trial court rejected the insurance company defendants’ arguments asserting violations of the Federal and Louisiana Contract Clauses.33 The question at issue was whether the two acts altering the contractual provisions of insurance policies regarding the time period in which to bring a claim were constitutional. The Louisiana Supreme Court held that no unconstitutional impairment had occurred.

The Louisiana Supreme Court noted that under the pertinent United States Supreme Court jurisprudence, the prohibitions in the Contract Clauses remain subject to the inherent police power of the state. The Louisiana Supreme Court also stated that the Louisiana Contract Clause and the Federal Contract Clause are virtually identical and substantially equivalent. The Louisiana

[28]	Eastover, 214 So.3d at 162.
[29]	D’Antonio v. Board of Levee Commissioners of the Orleans Levee District, 80 So.2d 81, 83 (La. 1955).
[30]	Ranger v. the City of New Orleans, 34 La. Ann. 1149 (1882); see State ex rel. Portierie v. Walmsley, 162 So. 826 (La. 1935).
[31]	Wolff v. New Orleans, 103 U.S. 358, 365, 367 (1880).
[32]	No. 2006-CD-2030, 937 So.2d 313 (La. 2006) (“Insurance Carriers”).
[33]	The defendants’ other arguments, regarding standing, procedural due process, and federal supremacy clause preemption as it relates to federal flood insurance, were all rejected as well.

Supreme Court then reiterated that the appropriate analysis under both the Federal Contract Clause and the Louisiana Contract Clause is the “four-step” analysis enunciated in Energy Reserves:

first, the court must determine whether the state law would, in fact, impair a contractual relationship; second, if an impairment is found, the court must determine whether the impairment is of a constitutional dimension; third, if the state regulation constitutes a substantial impairment, the court must determine whether a significant and legitimate public purpose justifies the regulation; finally, if a significant and legitimate public purpose exists, the court must determine whether the adjustment of the rights and responsibilities of the contracting parties is based upon reasonable conditions and is of a character appropriate to the public purpose justifying the legislation’s adoption.34

Regarding the first inquiry, the Louisiana Supreme Court held that the extension of the prescriptive period would, in fact, constitute an impairment of the contractual relationship between the defendant insurers and their policyholders. Then, the Louisiana Supreme Court provided some analysis of the question as to whether the impairment is one of constitutional dimension. The Louisiana Supreme Court’s analysis was first to determine the severity of the impairment, which in turn was measured by determining the extent to which the insurers’ contractual expectations would be frustrated by the operation of the two legislative acts. The Louisiana Supreme Court noted that a contractual impairment may be “substantial” under Energy Reserves, even if the impairment does not rise to the level of total destruction of contractual expectations. On the other hand, it also emphasized several times the relevance of whether the industry the complaining party has entered has been regulated in the past.

The Louisiana Supreme Court found that the contractual obligations of the defendant insurers were more than minimally altered and thus the impairments were of a constitutional dimension when noting that the Louisiana insurance industry is pervasively regulated. “However, we also find that the impairments constitute considerably less than total destruction of the insurers’ contractual expectations. Consequently, when we inquire into the public purpose underlying the legislation, we will give considerable deference to the legislature’s judgment.”35

The Louisiana Supreme Court easily found this legislative extension of the prescriptive period for damage claims to be based upon a significant and legitimate public purpose, in response to the worst natural disaster to ever occur in the United States. Under the third inquiry, it reiterated that:

the public purpose requirement is primarily designated to prevent a state from embarking on a policy motivated by a simple desire to escape its financial

[34]

Insurance Carriers, 937 So.2d at 324, quoting Segura, 630 So.2d at 729; Energy Reserves, 459 U.S. at 410-413. The courts are inconsistent as to whether the test has two factors, three factors (with subparts) or four factors. See Mary Garvey Algero, Will A Decision That Has the Potential to Do so Much Good for the People of Louisiana Set a Harmful Precedent, 53 Loy. L.Rev. 47, 60 (2007).

[35]	Insurance Carriers, 937 So.2d at 325.

obligations or to injure others through the repudiation of debts or the destruction of contracts of [sic] [or] the denial of needs to enforce them.36

The Louisiana Supreme Court concluded that the Louisiana Legislature’s adjustment of the rights and responsibilities of the contracting parties was both appropriate and reasonable, in the critical fourth inquiry. The Legislature’s extension of the prescriptive period for filing claims in these type of insurance cases was limited in both time and scope. The Legislature addressed this significant public concern in an appropriate manner in order to avoid mass confusion and an increase in filings in our courts.37 The Louisiana Supreme Court reiterated that, while of constitutional dimension, the substantial impairment in this case was of the type that may be anticipated in this highly regulated industry.

The holding in Insurance Carriers was explicitly made on the basis that the legislative acts were constitutional even under the stricter standard of review applicable when the State is a party to the contract.38 The insurance carriers argued that the State should be considered a party to the contract because of the State’s position as a property owner and property insurance policyholder who may benefit from the extension of time, and in addition because the State would be assigned the remaining rights of many Louisiana policyholders under the state program known as the Louisiana Recovery Authority (The Road Home Program). The Louisiana Supreme Court rejected that assertion, and considered the State’s interest as an affected property owner as incidental and not sufficient to trigger the stricter standard of review. As noted, however, it expressly held that its conclusion that the legislative acts violate neither the Federal nor the Louisiana Contract Clauses would be unchanged even under the stricter standard of review.

The Louisiana Constitutional Claims on Direct Review

An order by the LPSC that rescinds or amends the Financing Order or otherwise creates an impairment or taking will be subject, as discussed above, to a right of appeal established by the Louisiana Constitution in Article IV, Section 21(E). This constitutional right of appeal is provided to aggrieved parties and intervenors before the LPSC to the state district court in East Baton Rouge Parish. The Constitution provides a right of direct appeal to the Louisiana Supreme Court from any judgment by the district court in connection with the judicial review of any action taken by the LPSC. The appellate review by the Louisiana Supreme Court of orders of the LPSC extends to both the law and the facts.39

[36]	Id. at 325, citing Segura, 630 So.2d at 731, citing Blaisdell.
[37]

Insurance Carriers, 937 So.2d at 327, n.13. Similarly, after the Northridge earthquake, California created a statute extending the time for policyholders to bring claims under their policies. The statute survived scrutiny under the Contract Clause even though it revived claims otherwise time-barred under existing policies. Courts found the statute sufficiently limited in scope, balancing the interference with existing policies against California’s need to protect policyholders. The statute revived claims only for one year, applied only to claims arising out of the Northridge earthquake and applied only to policyholders who met certain qualifications. Moreover, the statute affected the policy’s remedies, not its core provisions. Hellinger v. Farmers Group, Inc., 91 Cal. App. 4th 1049, 1066 (2001); see also Campanelli v. Allstate Life Ins. Co., 322 F.3d 1086, 1098-99 (9th Cir. 2003) (noting that this particular impairment is less severe because the revived and extended limitations period is mandated by statute and not bargained for and because the industry is heavily regulated); 20th Century Ins. Co. v. Superior Court, 90 Cal. App. 4th 1247 (2001).

[38]	Insurance Carriers, 937 So.2d at 326-27.
[39]	Louisiana Power & Light Co. v. LPSC, 237 So.2d 673, 675 (La. 1970).

The Louisiana Supreme Court, recognizing the constitutional authority of the LPSC, has established in a long line of cases a standard of judicial review deferential to LPSC orders. First, there is a presumption that LPSC orders are legal and proper, and it is the high burden of the party attacking an LPSC order to prove that it is defective.40 The Louisiana Supreme Court has summarized this deferential standard of review by observing that “an order of the [LPSC] should not be overturned on review unless it is arbitrary, capricious, abusive of its authority, or not reasonably based upon the evidence presented.”41 However, the LPSC is not entitled to deference in its interpretation of legislative statutes and judicial decisions.42 Also, when an LPSC order adopts an agreement (a joint proposal by LPSC Staff and a utility) between a utility and the LPSC, the court cannot unjustifiably disregard the parties’ intentions or the plain language of the agreement to uphold the LPSC’s later interpretation of the initial order, in contrast to the normal deference accorded to the LPSC’s interpretation of its own past orders.43

Despite this general deferential standard, the Louisiana Supreme Court has, in a series of decisions, demonstrated a willingness to overturn LPSC actions that unreasonably impinge the property rights of third parties. These decisions have in large measure applied a general rule of reasonableness.44 As discussed below in detail, these decisions on reasonableness are influenced by the consideration of whether an unconstitutional impairment or taking has occurred, but subsume the constitutional analysis into the concept of reasonableness. In part, this style of analysis derives from the jurisprudential balance regarding the state’s police power, as “the police power extends only to measures that are reasonable.”45 Similarly, the concluding inquiry of the analysis of a Federal Contract Clause case under the Energy Reserves test ends with the court’s judgment as to the reasonableness of the governmental action. The Louisiana Supreme Court’s apparent difference in language in its line of cases reviewing LPSC actions on appeal by emphasis on “unreasonableness” in practice reflects, explicit or not, the fourth step of the Energy Reserves test as to whether the challenged legislation is based upon “reasonable” conditions and is of “appropriate” character. Further, an exercise of the state’s police power “does not justify an

[40]	ELL, 221 So.3d at 805 (La. 2017) (citations omitted); Gordon v. Council of City of New Orleans, 9 So.3d 63, 72 (La. 2009) (“Gordon”); Global Tel* Link, 707 So.2d at 33-34; LP&L, 343 So.2d at 1044.
[41]

Gordon, 9 So.3d at 72; Charles Hopkins DBA Old River Water Company v. LPSC, 2010-CA-0255, 41 So.3d 479 (La. 2010) (“Old River”); Washington St. Tammany Electric Coop. v. LPSC, 959 So.2d 450, 455 (La. 2007); Eagle Water, Inc. v. LPSC, 947 So.2d 28, 33 (La. 2007); Voicestream, 943 So.2d 349, 358 (La. 2006); Entergy Gulf States, Inc. v. LPSC, 730 So.2d 890, 897 (La. 1999).

[42]	Gordon, 9 So.3d at 72; Citgo Petroleum v. LPSC, 815 So.2d 19, 23 (La. 2002); Washington – St. Tammany Electrical Coop. v. LPSC, 671 So.2d 908, 912 (La. 1996).
[43]	Entergy Gulf States v. LPSC, 766 So.2d 521, 527 (La. 2000); Entergy Gulf States, Inc. v. LPSC, 730 So.2d 890, 897-98 (La. 1999).
[44]

Global Tel* Link, 707 So.2d at 33 (an LPSC order is arbitrary and capricious only when the record does not and could not reasonably support its findings); Old River, 41 So.3d at 482 (same); Gulf States Utilities Company v. Louisiana Public Service Commission, 633 So.2d 1258, 1264 (La. 1994) (unreasonable LPSC order); Central Louisiana Electric Company v. Louisiana Public Service Commission, 373 So.2d 123, 132 (La. 1979) (same effect); Railway Express Agency v. Louisiana Public Service Commission, 145 So.2d 18, 33 (La. 1962) (where the findings and conclusions of the LPSC do not conform to the law and are not supported by the evidence –– so that the order of the LPSC is unreasonable –– the court may reverse or vacate the LPSC’s order). See also, Eagle Water, Inc. v. LPSC, 947 So.2d 28, 33 n.4 (La. 2007) (vacating LPSC order as arbitrary and capricious because record evidence necessary to support LPSC’s decision was absent).

[45]	Morial v. Smith & Wesson Corp., 785 So.2d 1, 17-18 (La. 2001) (“Morial”).

interference with constitutional rights which is entirely out of proportion to any benefit redounding to the public.”46 Thus the Louisiana Supreme Court’s standard of review of LPSC actions incorporates the constitutional principles involved in the Contract Clause and Takings Clauses jurisprudence, regardless of whether the Court’s opinion contains an express enumeration of the traditional constitutional analysis.

An important case illustrating this combination of analyses is Louisiana Gas Service Co. v. LPSC.47 The case arose out of a contract between the Town of Arcadia and a water company wherein the town asked the water company to construct facilities for industry the town was trying to attract. The water company and the town then jointly applied for and received from the LPSC an increase in the water rates charged to the citizens of the town, as such increase was needed to finance the new construction. Subsequently, however, some residents of the town complained, and the town went back to the LPSC and requested that the rates be lowered. The LPSC lowered the rates, and the water company appealed. The Louisiana Supreme Court, in the first instance, found that the town had breached its contract with the water company. Then, the Louisiana Supreme Court went on to address the LPSC’s order:

We are cognizant that under its powers . . . the [LPSC] was not inhibited from acting in the public interest; it was not bound by the contract between the Water Company and the Town of Arcadia. However, the Commission’s action in reducing the water rates to be paid by the citizens of the Town of Arcadia – provoked at the instance of some citizens – and causing the violation of the obligation of contract was unreasonable and is subject to reversal.

* * * * *

The final order of the Commission . . . had the effect of bringing about an annual loss of $13,500.00 to the Water Company . . .. . The Water Company was precluded from securing the minimum $28,500.00 additional revenue required after it had expended and parted with $116,000.00 for expansion. We find that the final action of the [LPSC] was unreasonable and arbitrary and constituted an abuse of power subject to reversal by the court.48

The Louisiana Supreme Court expressly noted in Louisiana Gas Service that “the present suit is not in a real sense a rate case . . . . Here, we are concerned with a contractual obligation, and a determination must be made as to whether such obligation was impaired, and if so whether it could have been impaired.”49 The Louisiana Supreme Court’s analysis in Louisiana Gas Service initially begins with the Louisiana Contract Clause (under the Louisiana Constitution of 1921) and the well-recognized principle that “the rate-making power, whether exercised by agreement or by the fiat of law, is within the police power of the state as one of the state’s highest attributes of

[46]

Morial, 785 So.2d at 15. Compare Standard Oil Co. of Louisiana v. LPSC, 97 So. 859, 864 (La. 1923) (in those extreme cases in which some fundamental right is invaded or denied, the courts may intervene to compel a recognition of constitutional guarantees).

[47]	162 So.2d 555 (La. 1964) (“Louisiana Gas Service”).
[48]	Id. at 564 (citations omitted) (emphasis added).
[49]	Louisiana Gas Service, 162 So.2d at 562.

sovereignty, and that this power can never be abridged nor irrevocably surrendered where there is, as in this state, constitutional inhibition.”50 Nonetheless, “[t]hough the obligation of contracts must yield to the proper exercise of the police power, and vested [contract] rights cannot inhibit the proper exertion of the power, it must be exercised for an end which is in fact public and the means adopted must be reasonably adapted to the accomplishment of that end and must not be arbitrary or oppressive.”51 The Louisiana Supreme Court expressly found that the contract existed and was impaired. Nonetheless, as noted above, the Louisiana Supreme Court’s ultimate holding in vacating the LPSC’s order was based on the conclusion that the LPSC’s action in reducing rates was unreasonable.

The Louisiana Supreme Court took the same approach of merging the constitutional analysis into the reasonableness analysis under the judicial review of LPSC orders in Conoco, Inc. v. LPSC.52 In Conoco, an oil company helped to finance the construction of a pipeline in return for the pipeline company’s promise that the oil company, as a shipper on the pipeline, would be charged a set fee. The LPSC, however, ordered that the oil company pay a fee higher than the agreed-upon fee, namely the same fee charged to all other oil companies who used the pipeline. The oil company appealed the order. The Louisiana Supreme Court began by noting that any person entering into contracts with a public utility is subject to the uncertainty of regulatory authority, and specifically noted that Louisiana’s constitutional prohibition against the impairment of contracts does not vary this precept.53 However, the Louisiana Supreme Court went on, citing the Louisiana Takings, Contract, and Due Process Clauses, to opine that just because the LPSC had the authority to fix the pipeline fees “does not mean the [LPSC] is free to change the rates without carefully considering whether such a change deprives Conoco of due process and whether such a change is necessary to promote public good.”54 Thus, the Louisiana Supreme Court held that a “valid contract cannot be modified by the [LPSC] without a clear finding that the abrogation is exercised for a public end and is reasonably necessary to the accomplishment of that end.”55 As the LPSC had not made the required findings, the Louisiana Supreme Court reversed and remanded.

The Louisiana Supreme Court framed the ratemaking case in Conoco as presenting two issues: first, whether the contract is impaired by the tariff, and second, if the contract is impaired, should the contract yield to the LPSC’s order, presenting a conflict between the police power of the State to regulate public utilities and the constitutional restrictions against the impairment of obligations. Although contractual obligations must yield to the ratemaking power of the State when the public interest requires it, the constitutional restrictions against the impairment of obligations require that contracts not be abrogated without careful consideration of all the circumstances and a clear showing that the public interest requires it. The ratemaking power should yield to valid contracts whenever that is possible and consistent with the public good.56 The Louisiana Supreme Court’s concluding analysis again returned to the reasonableness standard:

[50]	Id. at 563 (citations omitted).
[51]	Id.
[52]	520 So.2d 404 (La. 1988) (“Conoco”).
[53]	Id. at 407.
[54]	Id. at 408.
[55]	Conoco, 520 So.2d. at 409.
[56]	Id. at 407.

Nevertheless, the fact that contracts may be adjusted in appropriate circumstances does not mean that it is always proper to do so. Though the obligations of contracts must yield to a proper exercise of the police power, that power must be exercised for an end which is in fact public, and the means must be reasonably adapted to the accomplishment of that end and must not be arbitrary or oppressive. Moreover, the Commission’s power and authority to fix rates is limited always by due process concerns. Property, including obligations under valid contracts, cannot be taken without due process. . . .This rationale has some merit to it, but unfortunately it is flawed because it leaves out a crucial component of the calculation. That component is Conoco’s constitutional rights to its property and right not to have its contract impaired absent necessity. . . . [W]e also hold the rate-making aspect of the police power is limited by restrictions against impairing contracts. A valid contract cannot be modified by the Commission without a clear finding that the abrogation is exercised for a public end and is reasonably necessary to the accomplishment of that end. In the case at hand, we find that the Public Service Commission failed to consider whether Conoco has received just compensation for its role in constructing the pipeline.57

The Louisiana Supreme Court’s holding was to vacate the LPSC’s order because the LPSC acted unreasonably and arbitrarily, under the standard that there was an absence of a clear finding by the LPSC that the abrogation of Conoco’s contract was exercised for public end and was reasonably necessary to the accomplishment of that end.58

In Gulf States Utilities Company v. Louisiana Public Service Commission,59 the Court summarized its impairment of contract jurisprudence as applied to the LPSC’s ratemaking powers. In a ratemaking case, a utility’s fuel adjustment clause was modified. The Louisiana Supreme Court began by noting that the LPSC’s constitutional jurisdiction affords broad, independent and regulatory powers over public utilities. Citing Conoco and Louisiana Gas Service, the proper exercise of police power was presented as the power to regulate reasonably the actions of its citizens in order to protect or promote the public welfare. Contracts may not be abrogated by the exercise of police power unless it is for public end and the result is reasonably adapted to that end with careful consideration of all circumstances and a clear showing that the public interest requires such abrogation. Finally, the means by which a contract is impaired pursuant to state powers must not be arbitrary, unreasonable or oppressive.60 In reinstating the modification order by the LPSC, the Louisiana Supreme Court distinguished Louisiana Gas Service as vastly different:

In that case the [LPSC] approved new rates which were expressly designed to provide revenues for specific capital improvement that the parties then constructed in reliance on the revenues. The LPSC’s subsequent disallowance of the rate increase constituted detriment to the parties and was an arbitrary and unreasonable abuse of power.61

[57]	Id. at 408-409 (emphasis added).
[58]	Conoco, 520 So.2d. at 409.
[59]	633 So.2d 1258 (La. 1994) (“GSU”).
[60]	Id. at 1258-59 (citations omitted).
[61]	Id. at 1264 (emphasis added).

We particularly note that the Louisiana Supreme Court, although it expressly decided Conoco in light of the Louisiana Contract Clause, did not give the LPSC order under review the extreme deference that the precedents suggest is owed to the government’s action when a Federal or Louisiana Contract Clause claim is adjudicated. Rather, Conoco sets forth a heavy burden for the LPSC to meet in entering orders that “modify” (not “substantially impair”) contractual obligations. When Conoco is read together with Louisiana Gas Service, the resulting principle is that in the narrow context of judicial review of LPSC orders, property rights and related constitutional protections are incorporated into the “reasonableness” review of the courts, rather than analyzed in light of the particular limitations of the separate and distinct claims for constitutional violations. We note that state court jurisprudence under the Louisiana Contract Clause asks only whether the challenged legislature action is appropriate and reasonable.

Subsequently, the Louisiana Supreme Court applied this principle in Bowie v. LPSC.62 Bowie involved the application of an LPSC rule, which restricted the merger by or transfer of assets of a utility, to a transfer of stock in the utility. The Louisiana Supreme Court, after finding that the subject matter of the rule fell within the constitutional jurisdiction of the LPSC to regulate utilities, nonetheless interpreted the rule more narrowly than had the LPSC, and based upon this interpretation found it inapplicable to the case before the bar. The Louisiana Supreme Court cited two reasons for declining to defer to the LPSC’s construction of its own rule: “First, because the [LPSC]’s action infringes to some extent upon the stock owner’s rights to contract and to dispose of their private property, the rule must be strictly construed and only applications plainly warranted by its language may be made;” and “[s]econd, even if the rules could be interpreted to apply to transfers of closely held corporate stock, under the circumstances of the present case the [LPSC]’s orders depriving such persons of the right to dispose of private property would constitute arbitrary action and a violation of the guarantees of due process.”63

Thus Bowie, like Louisiana Gas Service and Conoco, clearly states that protection of private property, due process, and similar constitutional concerns are part of the judicial review process where LPSC orders are concerned. More importantly, Bowie is a demonstration that the deference accorded legislative pronouncements under Louisiana Contract Clause analyses has not been applied by the Louisiana Supreme Court on direct review of an LPSC action.

The LPSC acknowledges in Ordering Paragraph 52 of the Financing Order that it would be unreasonable, arbitrary, and capricious for the LPSC to take any action contrary to the covenant and pledge set forth in the Financing Order after issuance of the Bonds.

Opinions

Considering the foregoing assumptions and subject to the other limitations, assumptions and qualifications set forth below, we are of the opinion that:

1. In our opinion, subject to all of the qualifications, limitations and assumptions set forth in this Opinion, the Pledges do not constitute an impermissible

[62]	627 So.2d 164 (La. 1993).
[63]	Id. at 169.

attempt to “contract away” the police power of the State of Louisiana, and will not be disregarded under the reserved powers doctrine so as to preclude a reviewing court of competent jurisdiction from holding that violation of the terms of the Pledges, in applicable factual circumstances, is reversible by the courts.

2. It is our opinion that the Legislative Pledge by the Louisiana Legislature not to take any action that impairs the value of the Storm Recovery Property or alter the pertinent provisions of the Securitization Act unambiguously indicates the State of Louisiana’s intent to be bound with the Bondholders and, subject to all of the qualifications, limitations and assumptions set forth in this Opinion, supports the conclusion that the Legislative Pledge constitutes a binding contractual relationship between the State and the Bondholders for purposes of Louisiana Contracts Clauses. In our opinion, subject to all of the qualifications, limitations and assumptions set forth in this Opinion (including the assumption that any impairment be “substantial”), a reviewing court of competent jurisdiction would hold that the State of Louisiana could not constitutionally repeal or amend the Securitization Act or take any other action contravening the Legislative Pledge and creating an impairment (without, as the Securitization Act requires, providing full compensation by law for the full protection of the Storm Recovery Charges to be collected pursuant to the Financing Order and full protection of the Bondholders), unless such court would determine that such impairment clearly is a reasonable and necessary exercise of the State of Louisiana’s sovereign powers based upon reasonable conditions and of a character reasonable and appropriate to the emergency or other significant and legitimate public purpose justifying such action.

3. It is our opinion, subject to all of the qualifications, limitations and assumptions set forth in this Opinion, that a reviewing court of competent jurisdiction would hold, if it concludes that the Storm Recovery Property is protected by the Takings Clause of the Louisiana Constitution, that the State would be required to pay just compensation to Bondholders, as determined by such court, if the Louisiana Legislature repealed or amended the Securitization Act or took any other action contravening the Legislative Pledge, if the court determines doing so constituted a permanent appropriation of a substantial property interest of the Bondholders in the Storm Recovery Property and deprived the Bondholders of their reasonable expectations arising from their investments in the Bonds. As previously noted, takings of financial interests can be particularly difficult to establish in a manner that distinguishes them from constitutionally permissible economic regulation. In examining whether action of the Louisiana Legislature amounts to a regulatory taking, Louisiana courts will consider the character of the governmental action, the economic impact of the governmental action on the Bondholders, and the extent to which the governmental action interferes with distinct investment-backed expectations. There is no assurance, however, that, any such award of compensation would be sufficient to pay the full amount of principal of and interest on the Bonds.

4. It is our opinion, subject to all of the qualifications, limitations and assumptions (including the assumption that any impairment would be “substantial”) set forth in this Opinion, that a Louisiana state court reviewing an appeal of LPSC action of a legislative character would conclude that the LPSC Pledge (i) creates a binding contractual obligation of the State of Louisiana for purposes of the Louisiana Contract Clause and (ii) provides a basis upon which the Bondholders could challenge successfully on appeal any such action by the LPSC of a legislative character, including the rescission or amendment of the Financing Order, that such court determines violates the LPSC Pledge in a manner that substantially impairs or would substantially impair the value of the Storm Recovery Property, or substantially reduces, limits or impairs the value of the Storm Recovery Property including the Storm Recovery Charges, prior to the time that the Bonds are paid and performed in full, unless there is a judicial finding that the LPSC action clearly is exercised for a public end and is reasonably necessary to the accomplishment of that public end so as not to be arbitrary, capricious or an abuse of authority.

5. Furthermore, as stated previously, it is also our opinion, subject to all of the qualifications, limitations and assumptions set forth in this Opinion, that the Legislative Pledge, and the Legislature’s supplemental grant of power to the LPSC64 to make the Financing Order irrevocable, contained in the Securitization Act, do not constitute an impermissible attempt to “contract away” the police power of the State of Louisiana, and that the Securitization Act is constitutional in all material respects under the Louisiana Constitution.

General Matters

The opinions expressed above do not constitute a prediction or guaranty of the outcome of any particular litigation, and there can be no assurance that an action will not be brought in federal or state court challenging the provisions of the Securitization Act or the Financing Order relating to the Bonds. Moreover, the foregoing opinions should not be construed to imply assurance that a repeal of or amendment to the Securitization Act or the Financing Order will not be sought or enacted or adopted, or that any other action by the State of Louisiana (including the Louisiana Legislature or the LPSC) will not occur, any of which might constitute a violation of the Pledges. Furthermore, the conclusions set forth herein are normally decided in the context of a litigated proceeding. Given the absence of judicial precedent directly on point, and the relative novelty of the security for the Bondholders, the outcome of any litigation cannot be predicted with certainty. In the event of any State (including LPSC) action of a legislative character which adversely impacts the rights of the Bondholders, time-consuming and costly litigation may ensue, adversely affecting, at least temporarily, the price and liquidity of the Bonds.

We emphasize that judicial analysis of issues relating to LPSC orders and to the Louisiana Contract Clause and the Louisiana Takings Clause, and the retroactive effect to be given to judicial decisions, has typically proceeded on a case-by-case basis and that the courts’ determinations, in most instances, are usually strongly influenced by the facts and circumstances of the particular case. We are not aware of any reported controlling judicial precedents directly on point with respect to the issues and questions raised above. Our analysis is necessarily a reasoned application of judicial decisions involving similar or analogous circumstances. Moreover, the application of equitable principles (including the availability of injunctive relief or the issuance of a stay pending appeal) is subject to the discretion of the court which is asked to apply them. We cannot predict

[64]	Opelousas, 105 So.3d at 38.

the facts and circumstances which will be present in the future and may be relevant to the exercise of such discretion. The foregoing opinions are based upon our evaluation of existing judicial decisions and arguments related to the factual circumstances likely to exist at the time of a Louisiana Contract Clause or Louisiana Takings Clause challenge to a law passed by the Legislature, or a challenge on similar grounds coupled with a challenge as arbitrary and capricious to a supplemental order adopted by the LPSC; such precedents and such circumstances could change materially from those discussed above in this opinion. Consequently, there can be no assurance that a court will follow our reasoning or reach the conclusions that we believe current judicial precedent supports. A trial or appellate court could reach a different conclusion that would not necessarily be reversible error. It is our and your understanding that none of the foregoing opinions (whether expressed as our “opinion” or “view” or as “we believe”, or other words of similar effect) is intended to be a prediction or guaranty as to what a particular court would actually hold nor a recommendation as to the forum or form of relief to seek; rather each such opinion is only an expression as to the decision a court should reach, in a properly prepared and presented case, relying on the facts on which we have relied and giving them proper weight and authority, and properly applying the law and what we believe to be the applicable legal principles under the existing judicial precedents. The recipients of this letter should take these considerations into account in analyzing the risks associated with the subject Transaction. We also make no determination whether or not this opinion is sufficient for your purposes.

Both the Securitization Act and the Financing Order permit the limitation or alteration by the LPSC of the Financing Order and the Storm Recovery Charges if and when full compensation is made for the full protection of the Storm Recovery Charges and the full protection of the holders of the Bonds and any assignee or financing party.

We are members of the Bar of the State of Louisiana and express no opinion as to matters which may be governed by the laws of any jurisdiction other than Louisiana.

The opinions contained herein are given only as of the date of this opinion letter. No opinion is expressed herein as to the effect of any future acts of the parties or changes in existing law. We undertake no responsibility and disclaim any obligation to supplement this opinion or otherwise advise you or any other person of any change after the date hereof in the law (whether constitutional, statutory, regulatory, or judicial) or the facts presently in effect, even though such change may alter the scope or substance of the opinions herein expressed or affect the legal or factual statements or assumptions herein. We shall have no obligation to revise or reissue this opinion with respect to any transaction which occurs after the date hereof, and we undertake no responsibility or obligation to consider this opinion’s applicability or correctness to any person other than its addressees. This letter expresses our legal opinion as to the foregoing matters based on our professional judgment at this time; it is not, however, to be construed as a guaranty, nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinions set forth above.

This opinion is furnished to you solely for your benefit in connection with the issuance of the Bonds and may be relied upon only by you, and is not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose or by any other person without our prior express written permission, except that a copy of this letter may be posted by, or at the direction of, the Issuer or an addressee to an internet website required under the applicable rules promulgated under the Securities Exchange Act of 1934, as amended, and maintained in connection with the ratings on the Bonds solely for the purpose of compliance with such rule or undertakings pursuant thereto made by the Issuer. Such permission to post a copy of this letter to such website shall not be construed to entitle any person (including, without limitation, any credit rating agency, any governmental or regulatory agency and all purchasers of the Bonds other than the underwriter(s), who is not an addressee hereof to rely on this opinion letter.

Yours very truly,